As filed with the Securities and Exchange Commission on November 22, 2016

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

FS GLOBAL CREDIT OPPORTUNITIES FUND—T

(Name of Subject Company (Issuer))

FS GLOBAL CREDIT OPPORTUNITIES FUND—T

(Names of Filing Persons (Offeror and Issuer))

Common Shares of Beneficial Interest,

Par Value $0.001 per share

(Title of Class of Securities)

30294H 104

(CUSIP Number of Class of Securities)

Michael C. Forman

President and Chief Executive Officer

FS Global Credit Opportunities Fund—T

201 Rouse Boulevard

Philadelphia, PA 19112

(215) 495-1150

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

James A. Lebovitz, Esq.

David J. Harris, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

Tel: (215) 994-4000

Fax: (215) 994-2222

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$7,070,442.00*	$819.46**

*	Estimated for purposes of calculating the filing fee only. The amount was determined by the Registrant based on a good faith estimate of the proceeds the Registrant expects to receive from the issuance of its common shares of beneficial interest under its distribution reinvestment plan prior to the repurchase date of the tender offer to which this Schedule TO relates (less the amount of any such proceeds used to repurchase common shares of beneficial interest on each previous repurchase date for tender offers conducted during the calendar year), plus the aggregate proceeds it receives from the sale of common shares of beneficial interest at the two weekly closings that occur immediately prior to the date of repurchase.

**	The amount of the filing fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $115.90 for each $1,000,000 of the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable
Form or Registration No.: Not Applicable
Filing Party: Not Applicable
Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase, dated November 22, 2016 (the “Offer to Purchase”), attached hereto as Exhibit 99(a)(1)(A), entitled “Summary Term Sheet,” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the issuer is FS Global Credit Opportunities Fund—T, an externally managed, non-diversified, closed-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), formed as a Delaware statutory trust (the “Company”); the address of its principal executive office is 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112; and the telephone number of its principal executive office is (215) 495-1150.

(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to purchase up to the number of the Company’s common shares of beneficial interest, par value $0.001 per share (the “Shares”) that the Company can repurchase with the proceeds it receives from the issuance of Shares under its distribution reinvestment plan prior to the repurchase date of the Offer (as defined below) (less the amount of any such proceeds used to repurchase Shares on each previous repurchase date for tender offers conducted during the 2016 calendar year), plus the aggregate proceeds it receives from the sale of Shares at the two weekly closings that occur immediately prior to the date of repurchase. As of November 22, 2016, there were 5,993,044 Shares issued and outstanding. The purpose of this Offer is to provide shareholders with liquidity because there is otherwise no public market for the Shares. The Offer is made upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is for cash at a price equal to the net asset value per Share (“NAV per Share”) as of January 4, 2017 (the “Purchase Price”), minus any applicable contingent deferred sales charge (as described in Section 1 of the Offer to Purchase). As an example of the Purchase Price, the NAV per Share on November 16, 2016, the date of the Company’s most recent closing, was $7.7400 per Share. The Purchase Price for Shares in this Offer may be higher or lower than this amount.

The information set forth in the Offer to Purchase is incorporated herein by reference.

(c) Trading Market and Price. The Shares are not currently traded on an established trading market.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. The Company is the filing person and the subject company. The information set forth under Item 2(a) above and in the Offer to Purchase under Section 9 (“Interest of Trustees, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Purchase under “Summary Term Sheet,” Section 1 (“Purchase Price; Number of Shares; Expiration Date”), Section 3 (“Certain Conditions of the Offer”), Section 4 (“Procedures for Tendering Shares”), Section 5 (“Withdrawal Rights”), Section 6 (“Payment for Shares”), Section 9 (“Interest of Trustees, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”), Section 10 (“Certain Effects of the Offer”), Section 13 (“Certain United States Federal Income Tax Consequences”) and Section 14 (“Amendments; Extension of Tender Period; Termination”) is incorporated herein by reference.

(b) Purchases. The information set forth in the Offer to Purchase under Section 9 (“Interest of Trustees, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Purchase under Section 9 (“Interest of Trustees, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference. To the best of its knowledge, the Company does not know of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between the Company, any of its executive officers or trustees, any person controlling the Company or any officer or director of any corporation ultimately in control of the Company and any person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Offer; Plans or Proposals of the Company”) is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Purchase under Section 10 (“Certain Effects of the Offer”) is incorporated herein by reference.

(c) Plans. Except as previously disclosed by the Company or as referred to in the Offer to Purchase under Section 2 (“Purpose of the Offer; Plans or Proposals of the Company”), Section 7 (“Source and Amount of Funds”) and Section 10 (“Certain Effects of the Offer”), each of which is incorporated herein by reference, or as may occur in the ordinary course of business, the Company does not have any present plans or proposals and is not engaged in any negotiations that relate to or would result in:

(1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(2) other than in connection with transactions in the ordinary course of the Company’s operations and for purposes of funding the Offer, any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(3) any material change in the Company’s present dividend rate or policy, or indebtedness or capitalization of the Company;

(4) any change in the present board of trustees or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of trustees or to fill any existing vacancies on the board of trustees of the Company or to change any material term of the employment contract of any executive officer;

(5) any other material change in the Company’s corporate structure or business, including any plans or proposals to make any changes in the Company’s investment policy for which a vote would be required by Section 13 of the 1940 Act;

(6) any class of equity securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an automated quotations system operated by a national securities association;

(7) any class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

(8) the suspension of the Company’s obligation to file reports pursuant to Section 15(d) of the Exchange Act;

(9) other than in connection with transactions in the ordinary course of the Company’s operations, the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or

(10) any changes in the Company’s declaration of trust, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Purchase under Section 7 (“Source and Amount of Funds”) is incorporated herein by reference.

(b) Conditions. Not applicable.

(d) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer to Purchase under Section 9 (“Interest of Trustees, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offer to Purchase under Section 9 (“Interest of Trustees, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. Not applicable.

Item 10.	Financial Statements.

(a) Financial Information. Not applicable. Financial statements have not been included because the consideration offered to security holders consists solely of cash; the Offer is not subject to any financing condition; and the Company is a public reporting company under Section 13(a) of the Exchange Act and Section 30 of the 1940 Act and the rules and regulations thereunder and files its reports electronically on the EDGAR system.

(b) Pro Forma Financial Information. Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information set forth in the Offer to Purchase under Section 9 (“Interest of Trustees, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

(2)-(5) Not applicable.

(b) Other Material Information. The entire text of the Offer to Purchase and the related Letter of Transmittal, attached hereto as Exhibit 99(a)(1)(A) and Exhibit 99(a)(1)(B), respectively, are incorporated herein by reference.

Item 12.	Exhibits.

EXHIBIT NUMBER	DESCRIPTION

99(a)(1)(A)	Offer to Purchase, dated November 22, 2016.

99(a)(1)(B)	Form of Letter of Transmittal.

99(a)(1)(C)	Letter to Shareholders, dated November 22, 2016.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2016

FS GLOBAL CREDIT OPPORTUNITIES FUND—T

By:	/S/ STEPHEN S. SYPHERD
	Name:	Stephen S. Sypherd
	Title:	Vice President, Treasurer and Secretary